United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one)

-X- Form 10-K; --- Form 20-F; --- Form 11-K; --- Form 10-Q; --- Form 10-D; --- Form N-SAR; --- Form N-CSR

For Period Ended :  November 30, 2009

--- Transition Report on Form 10-K

--- Transition Report on Form 20-F

--- Transition Report on Form 11-K

--- Transition Report on Form 10-Q

--- Transition Report on Form N-SAR

For the Transition Period Ended: -------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:	Texada Ventures, Inc.
Former Name if Applicable:
Address of Principal Executive Office:	11616 E. Montgomery, Suite #54
City, State and Zip Code:	Spokane Valley, WA 99206

PART II – RULES 12B-25(b) AND (c)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
-X-	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form NCSR or portion thereof will be filed on or before the fifteenth calendar
day following the prescribed due date; or the subject
quarterly report on Form 10-Q, or portion there of will be
filed on or before the fifth calendar day following the
prescribed due day; and
(c) The accountant’s statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Form 10-K for the year ended November 30, 2009 cannot be filed within the prescribed time period because the Company is experiencing unforeseen delays in the collection and compilation of certain financial and other related data to be included in the Form 10-K and the associated audited financial statements and notes. This information could not have been obtained without unreasonable effort or expense to the Company.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Ted R. Sharp	509	301-6635
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). -X- Yes --- No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? --- Yes -X- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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SIGNATURE

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Texada Ventures, Inc.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 2, 2010	/s/ Ted R. Sharp
------------------------	By: ------------------------------------
Date	Chief Financial Officer
(Principal Accounting Officer)